UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

 (Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 8, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

(1) CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATE
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED
AND
(2) PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION
OF THE COMPANY

Financial Adviser

Independent financial adviser to the independent board committee and independent shareholders of China Eastern Airlines Corporation Limited

A letter from the board of directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 5 to 16 of this circular. A letter from the independent board committee of the Company is set out on pages 17 to 18 of this circular. A letter from ING Bank N.V., the independent financial adviser to the independent board committee and independent shareholders of the Company, is set out on pages 19 to 37 of this circular.

An extraordinary general meeting of the Company (the “EGM”) and separate class meetings of the holders of H shares of the Company (the “H Shareholders Class Meeting”) and the holders of A shares of the Company (the “A Shareholders Class Meeting”), respectively will be held at Meeting Center, Shanghai Homeyo Hotel上海航友賓館, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. and 2:30 p.m. respectively on Thursday, 26 February 2009. Notices of the EGM and H Shareholders Class Meeting dated Thursday, 8 January 2009 setting out the resolutions to be approved at the EGM and the H Shareholders Class Meeting are set out at the end of this circular. Proxy forms for use at the EGM and the H Shareholders Class Meeting and the attendance slips are also despatched together with this circular. If you intend to attend the EGM and/or the H Shareholders Class Meeting, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you intend to attend the EGM and/or the H Shareholders Class Meeting, you are requested to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meetings or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM and/or the H Shareholders Class Meeting should you so wish.

8 January 2009

CONTENTS

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“A Share Subscription”	means the subscription of new A Shares by CEA Holding pursuant to the Revised A Share Subscription Agreement;

“A Shareholders Class Meeting”	means the shareholders’ meeting to be convened for the holders of A Shares on Thursday, 26 February 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

“Articles of Association”	means the articles of association of the Company;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“Business Day”	means a day (excluding Saturday and Sunday) on which the banks are generally open for business in the PRC;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the Latest Practicable Date;

“CES Global”	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

 DEFINITIONS

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened on Thursday, 26 February 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

“Fixed Price Period”	means for the 20 trading days ending on the date immediately preceding 30 December 2008;

“Group”	means the Company and its subsidiaries;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“H Share Subscription”	means the subscription of new H Shares by CES Global pursuant to the Revised H Share Subscription Agreement;

“H Shareholders Class Meeting”	means the shareholders’ meeting to be convened for the holders of H Shares on Thursday, 26 February 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”	means the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Subscriptions;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holding and its associates;

DEFINITIONS

“ING”
means ING Bank N.V., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities;

“Latest Practicable Date”	means 6 January 2009, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Original A Share Subscription Agreement”
means the subscription agreement entered into between CEA Holding and the Company on 10 December 2008, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, 652,180,000 new A Shares at the subscription price of RMB3.60 per share;

“Original H Share Subscription Agreement”
means the subscription agreement entered into between CES Global and the Company on 10 December 2008, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 652,180,000 new H Shares at the subscription price of RMB1.00 per share;

“Original Subscriptions”	means the proposed subscriptions of new A Shares and H Shares by CEA Holding and CES Global respectively as announced by the Company on 10 December 2008;

“PRC”	means the People’s Republic of China;

“Revised A Share Subscription Agreement”
means the subscription agreement entered into between CEA Holding and the Company on 29 December 2008, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new A Shares at the subscription price of RMB3.87 per share;

“Revised H Share Subscription Agreement”
means the subscription agreement entered into between CES Global and the Company on 29 December 2008, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new H Shares at the subscription price of RMB1.00 per share;

DEFINITIONS

“RMB”	means Renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Caps 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the A Share Subscription and the H Share Subscription, and “Subscription” refers to each of them;

“trading day”
with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

An exchange rate of HK$1.1338 to RMB1.00 has been used in this circular for illustrative purpose only.

 LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:		Legal address:
Li Jun	(Vice Chairman acting on behalf of	66 Airport Street
	the Chairman, Non-executive Director)	Pudong International Airport
Li Fenghua	(Non Executive Director)	Shanghai
Cao Jianxiong	(Executive Director)	The People’s Republic of China
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)	Head office:
2550 Hongqiao Road
Independent non-executive Directors:		Shanghai
Hu Honggao		The People’s Republic of China
Peter Lok
Wu Baiwang		Principal place of business
Zhou Ruijin		in Hong Kong:
Xie Rong		5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and transfer office: Hong Kong Registrars Limited Rooms 1712-1716 17th Floor, Hopewell Centre 183 Wanchai Queen’s Road East Hong Kong 8 January 2009

To the shareholders of the Company

Dear Sir or Madam,

(1) CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATE
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED
AND
(2) PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION
OF THE COMPANY

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 29 December 2008 in relation to the subscriptions of new A Shares and new H Shares by CEA Holding and CES Global respectively.

LETTER FROM THE BOARD

The Company has made an announcement on 10 December 2008 in relation to the Original Subscriptions and on 24 December 2008 in relation to possible material adjustments to the Original Subscriptions.

The Company announced on 29 December 2008 that CEA Holding entered into the Revised A Share Subscription Agreement with the Company, under which, CEA Holding will, at the subscription price of RMB3.87 per share, subscribe in cash for 1,437,375,000 new A Shares with a total subscription price of RMB5,562,641,250. Simultaneously with the entering into of the Revised A Share Subscription Agreement, CES Global entered into the Revised H Share Subscription Agreement with the Company, under which, CES Global will, at the subscription price of RMB1.00 per share, subscribe in cash for 1,437,375,000 new H Shares with a total subscription price of RMB1,437,375,000.

The purposes of this circular are, among other things:

(1)	to provide you with further information in relation to the Subscriptions;

(2)	to provide you with information in relation to the proposed amendments of the existing Articles of Association;

(3)
to set out the letter of advice from ING to the Independent Board Committee and the Independent Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the Subscriptions (being connected transactions of the Company); and

(4)
to give you notices of the EGM and (where applicable) the H Shareholders Class Meeting to consider and, if thought fit, to approve resolutions in relation to, among other things, paragraphs (1) and (2) above.

2.	THE SUBSCRIPTIONS

2.1	SUBSCRIPTION OF NEW A SHARES BY CEA HOLDING

The Revised A Share Subscription Agreement dated 29 December 2008

Parties

(1)       The Company as the issuer.

(2)       CEA Holding as the subscriber.

LETTER FROM THE BOARD

Number of new A Shares subscribed for

CEA Holding will subscribe for 1,437,375,000 new A Shares. Such new A Shares represent approximately 29.53% of the existing issued share capital of the Company as at the date of the Latest Practicable Date. Immediately after completion of the Subscriptions, CEA Holding will hold in aggregate 4,341,375,000 A Shares, representing 56.08% of the enlarged total share capital of the Company.

Subscription price

RMB3.87 per A Share. The subscription price of RMB5,562,641,250 will, pursuant to the terms of the Revised A Share Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 Business Days after the Revised A Share Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the A Share Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the A Share Subscription is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period.

Commencement and termination of the Revised A Share Subscription Agreement

The Revised A Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively and for the adoption of the revised Articles of Association;

(2)
in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the shareholders of the Company at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding; and

(4)	obtaining all necessary consents, approvals or authorisations from the governmental authorities or other third parties for the Subscriptions, including but not limited to the approval from CSRC.

LETTER FROM THE BOARD

As at the Latest Practicable Date, none of the above events have happened.

The Revised A Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if any of the above conditions has not been satisfied within 270 days from the signing of the Revised A Share Subscription Agreement; or

(2)	CSRC has, either in oral or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

Lock-up arrangement

Pursuant to the relevant rules of CSRC, CEA Holding has undertaken to the Company that it shall not dispose any of the new A Shares it has subscribed for pursuant to the Revised A Share Subscription Agreement within 36 months from the date of the completion of the A Share Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new A Shares that CEA Holding has subscribed for pursuant to the Revised A Share Subscription Agreement.

2.2	SUBSCRIPTION OF NEW H SHARES BY CES GLOBAL

The Revised H Shares Subscription Agreement dated 29 December 2008

Parties

(1)       The Company as the issuer.

(2)       CES Global as the subscriber.

Number of new H Shares subscribed for

CES Global will subscribe for 1,437,375,000 new H Shares. Such new H Shares represent approximately 29.53% of the existing issued share capital of the Company as at the Latest Practicable Date. Immediately after completion of the Subscriptions, CES Global will hold 1,437,375,000 H Shares, representing 18.57% of the enlarged total share capital of the Company.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the H Shares issued pursuant to the Revised H Share Subscription Agreement.

LETTER FROM THE BOARD

Subscription price

RMB1.00 per H Share. The subscription price is RMB1,437,375,000 (equivalent to approximately HK$1,629,695,775 as at the Latest Practicable Date). An equivalent amount in HK$ (the exchange rate shall be calculated based on the basic exchange rate of HK$ against RMB as declared by the People’s Bank of China at the date of payment) of such subscription price will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 Business Days prior to the date of payment) within 5 Business Days after the Revised H Share Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the H Share Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the H Share Subscription, is determined by reference to the par value of the H Shares. Such subscription price represents:

(1)	a discount of approximately 8.6% to the closing price of HK$1.24 per H Share on the Latest Practicable Date;

(2)	a discount of approximately 12.1% as compared to the closing price of HK$1.29 per H Share on 24 December 2008, the last trading day prior to the suspension of trading of H Share on 29 December 2008;

(3)
a premium of approximately 14.6% as compared to the average closing price of HK$0.989 per H Share for the last 20 consecutive trading days immediately prior to the suspension of trading of H Share on 29 December 2008;

(4)
a premium of approximately 51.2% as compared to the closing price of HK$0.75 per H Share on 26 November 2008, the last trading day prior to the issue of the announcement in relation to the Original Subscription on 10 December 2008; and

(5)	a premium of approximately 46.2% as compared to the net asset value per share of the Company as at 30 June 2008 (unaudited as shown in the interim report 2008 of the Company).

Commencement and termination of the Revised H Share Subscription Agreement

The Revised H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively and for the adoption of the revised Articles of Association;

LETTER FROM THE BOARD

(2)
in accordance with the 《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the shareholders of the Company at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding; and

(4)	obtaining all necessary consents, approvals or authorisations from the governmental authorities or other third parties for the Subscriptions, including but not limited to the approval from CSRC.

As at the Latest Practicable Date, none of the above events have happened.

The Revised H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if any of the above conditions has not been satisfied within 270 days from the signing of the Revised H Share Subscription Agreement; or

(2)	CSRC has, either in oral or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

Lock-up arrangement

Pursuant to the Revised H Share Subscription Agreement, CES Global has undertaken to the Company that it shall not dispose any of the new H Shares it has subscribed for pursuant to the Revised H Share Subscription Agreement within 12 months from the date of the completion of the H Share Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new H Shares that CES Global has subscribed for pursuant to the Revised H Share Subscription Agreement.

2.3	COMPLETION OF THE SUBSCRIPTIONS

If any of the Subscriptions is not approved (including but not limited to the approvals from the shareholders, the A Shareholders Class Meeting, the H Shareholders Class Meeting, or CSRC), the other subscription will automatically be terminated.

Completion of the A Share Subscription and completion of the H Share Subscription are not expected to take place on the same day. The Company has been advised by its PRC legal adviser that the Subscriptions and the completion thereof, which will ultimately require approval from the CSRC, are in compliance with applicable PRC laws and regulations.

2.4	RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the Revised A Share Subscription Agreement and the new H Shares to be issued pursuant to the Revised H Share Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

LETTER FROM THE BOARD

The shareholding structure of the Company immediately prior to, and immediately after, completion of the Subscriptions is as follows:

Shareholders	Prior to the Subscriptions		Immediately after the Subscriptions
	Number of shares	%	Number of shares	%

CEA Holding	2,904,000,000	59.67	4,341,375,000	56.08
CES Global	–	–	1,437,375,000	18.57
Public	1,962,950,000	40.33	1,962,950,000	25.36
– A Shares	396,000,000	8.14	396,000,000	5.12
– H Shares	1,566,950,000	32.19	1,566,950,000	20.24

Total	4,866,950,000	100	7,741,700,000	100

Note: the percentage ratios shown in the above table have been rounded up to 2 decimal places.

2.5	INFORMATION ON THE PARTIES TO THE SUBSCRIPTIONS

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding. Its principal activities are selling of air tickets and investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

2.6	REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS

The US subprime mortgage crisis since 2008 has resulted in continuous fluctuations in global financial markets, which in turn affected the economy and prompted an immediate threat of a global recession. The domestic economy has experienced a slowdown due to the impact of global economic slowdown. The civil aviation industry is highly sensitive to the economic cycle. In 2008, the civil aviation industry is in a difficult operating condition as a result of the economic slowdown, snow storms, earthquake, fluctuations in oil prices and reduction in exchange gains due to the slowdown of RMB appreciation. As at the end of the third quarter of 2008, almost all airline in the domestic civil aviation industry in China suffered losses. It is estimated that the operating conditions will not turn around in the fourth quarter of 2008 which is traditionally a low season for the aviation industry. It is widely expected that the civil aviation industry in China will experience losses as a whole in 2008. As a result of the above, the Company’s operating and financial condition is under enormous pressure. The continuous fluctuations in global financial markets make it extremely difficult for the Company to obtain financial support in the short run.

LETTER FROM THE BOARD

Further, the subscription price for A Share Subscription is determined pursuant to 《上市公司證券發行管理辦法》 (Administrative Measures in relation to the Acquisition of the Listing Companies) which requires that the subscription price for A Share Subscription shall not be less than 90% of the average trading price of A Shares during the Fixed Price Period. The subscription price for H Share Subscription is determined pursuant to PRC Company Law which requires that the subscription price of H Share cannot be below its par value. The net asset value per share of the Company as at 30 June 2008 (unaudited as shown in the interim report 2008 of the Company) is only RMB0.6842 and both the subscription prices for the Subscriptions represented a high premium of such value.

The Company believes the Subscriptions will improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure. In the long term, the Subscriptions will enhance the Company’s competitiveness and help to improve its operational position.

The terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. Considering all these factors, the Directors believe that the terms and conditions of the Subscriptions are fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole.

2.7	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising activities within the 12 months immediately prior to the Latest Practicable Date. The total proceeds of the Subscriptions will be approximately RMB7,000,016,250. After deduction of relevant expenses for the Subscriptions, the total proceeds are intended to be used as working capital of the Company.

2.8	FINANCIAL IMPACT OF THE SUBSCRIPTIONS

The total proceeds of the Subscriptions will be RMB7,000,016,250 before deduction of expenses. The capital injection will significantly enhance the capital structure and financial position of the Company by improving its balance sheet and leverage ratios, and thus strengthen the core competitiveness and risk-resistance capability of the Company. According to the interim report of the Company for the six months ended 30 June 2008 (prepared in accordance with International Financial Reporting Standards), it is estimated that, upon completion of the Subscriptions, the net assets (being total assets minus total liabilities) of the Company would be increased by approximately 210%. The Company had unaudited net assets of approximately RMB3,330 million as of 30 June 2008. The current ratio (being the ratio of current assets over current liabilities) of the Company would be increased to approximately 0.45 from 0.29. The quick ratio (being the ratio of current assets excluding inventory over current liabilities) would be increased to approximately 0.42 from 0.26. The gearing ratio (being net debt over total equity) of the Company would be decreased to approximately 3.92 from 14.27. The ratio of total liabilities over total assets of the Company would be decreased to approximately 0.87 from 0.96.

LETTER FROM THE BOARD

The capital injection will reduce the financial costs of the Company. In order to maintain its daily operation, the Company requires a large amount of working capital to settle its operating expenses in cash. Such substantial expenses include aviation fuel costs, landing fees, airway fees and expenses on the purchase of aircraft spare parts and aircraft maintenance, etc. When the working capital is insufficient to settle the above-mentioned expenses, the Company usually settles the shortage by using short-term borrowings. After replenishment of working capital with the proceeds from the Subscriptions, the pressure on the working capital of the Company will be released. It is equivalent to reducing short-term debt financing in the same amount, and thus reduces the financial costs.

The capital injection will also improve the financing capability of the Company. Improvement in the Company’s financial position to a certain extent and enhancement of the Company’s profitability will strengthen the Company’s fund raising capability with banks and other financial institutions, and as a result, the Company will have more opportunities in raising funds with lower financial costs.

2.9	RISKS ASSOCIATED WITH THE SUBSCRIPTIONS

There are certain risks that are associated with the Subscriptions, including market risk, business and operation risk, financial risk, management risk, supervisory policy risk and other risks. Investors are advised to exercise caution when dealing in the shares of the Company.

2.10	IMPLICATIONS UNDER THE LISTING RULES

As of the Latest Practicable Date, CEA Holding holds 2,904,000,000 shares of A Shares in the Company, representing 59.67% of the existing issued share capital of the Company. CEA Holding controls the voting right in respect of such shares. As of the Latest Practicable Date, CES Global does not hold any shares in the Company.

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the Revised A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Further, since CES Global is an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the Revised H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Thus, the Independent Board Committee comprising the independent non- executive Directors of the Company has been formed to advise the Independent Shareholders on the terms of the Subscriptions. ING, an independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

LETTER FROM THE BOARD

Meanwhile, the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively will be conducted under specific mandate and will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and new H Shares are required to be subject to approvals of shareholders of the Company by way of special resolutions at a general meeting and separate class meetings. Voting on the general meeting and class meetings will be taken by way of poll. CEA Holding and its associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares (if applicable) convened for the purpose of approving the issue of new A Shares and new H Shares.

3.	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

In connection with the Subscriptions and to reflect certain new amendments made to the Listing Rules which take effect on 1 January 2009, the Board proposes the existing Articles of Association be amended. The amendments include the total number of shares of the Company, registered capital of the Company and the use of web-communication to holders of H Shares. The amendments to the Articles of Association which are in connection with the Subscriptions will be conditional upon and with effect from obtaining the approval from the shareholders of the Company at the EGM and the completion of the Subscriptions pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement. The amendments to the Articles of Association will reflect the shareholding structure of the Company after completion of the Subscriptions, and will allow the Company to issue certain corporate communication to the holders of H Shares by way of publishing such corporate communication on the Company’s website.

Special resolutions to consider and approve the proposed amendments of the Articles of Association will be proposed at the EGM and the H Shareholders Class Meeting (where appropriate). Details in relation to the proposed amendments of the Articles of Association are set out in Appendix I to this circular.

4.	EGM AND CLASS MEETINGS

The Company will convene the EGM and separate class meetings for the shareholders of the Company to consider and, if thought fit, to approve, among other things, the Subscriptions. Detailed information of the EGM and the H Shareholders Class Meeting and resolutions to be considered in these meetings are set out in the “Notice of EGM” and “Notice of H Shareholders Class Meeting” of this circular.

As stated in the announcement of the Company dated 31 December 2008, persons who hold H Shares and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 2 January 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures.

LETTER FROM THE BOARD

Book closure

As previously disclosed in the announcement of the Company dated 31 December 2008, holders of H Shares whose names appear on the register of members of the Company at the close of business on Friday, 2 January 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures. The H Shares register of members will be closed from Saturday, 3 January 2009 to Thursday, 26 February 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of the H Shares intending to attend the EGM and the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 2 January 2009.

Proxy forms and attendance slips

Whether or not you intend to attend the EGM or the class meetings, you are requested to complete and return the relevant proxy form(s) in accordance with the instructions thereon. The proxy form should be returned as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the relevant meetings should you so wish.

If you are eligible and intend to attend the respective meetings, you are required to complete and return the relevant attendance slip(s) to in accordance with the instructions thereon. The attendance slip should be returned as soon as possible and in any event not later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

5.	RECOMMENDATION OF THE BOARD

The Directors believe that the Subscriptions are on normal commercial terms and are fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant class meetings. Further, the Directors consider the proposed amendments of articles are reasonable and in the interests of the Group and the shareholders of the Company as a whole.

As mentioned above, ING has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscriptions for the purposes of Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Having taken into account the advice of ING, the Independent Board Committee considers that the Subscriptions are on normal commercial terms, fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Subscriptions.

6.	ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 17 to 18 of this circular, the letter from ING set out on pages 19 to 37 of this circular, and the additional information set out in the appendices to this circular.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

8 January 2009

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATE
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED

We refer to the circular dated 8 January 2009 (the “Circular”) issued by the Company to its shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you as to the fairness and reasonableness of the terms of the Subscriptions, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Subscriptions.

Since CEA Holding is the controlling shareholder, and CES Global is an indirectly wholly owned subsidiary of CEA Holding, and hence connected persons of the Company, the Subscriptions constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM and the relevant class meeting.

ING has been appointed as the independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of the Subscriptions. We wish to draw your attention to the opinion letter from ING set out on pages 19 to 37 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the advice given by ING and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the view that the terms of the Subscriptions are fair and reasonable and are in the interests of the Group and the shareholders of the Company as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the Subscriptions.

Yours faithfully,
Independent Board Committee
Hu Honggao
Peter Lok
Wu Baiwang
Zhou Ruijin
Xie Rong

LETTER FROM ING

The following is the text of the letter prepared by ING setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

39/F One International Finance Centre
1 Harbour View Street, Central,
Hong Kong

8 January 2009

To the Independent Board Committee and Independent Shareholders of China Eastern Airlines Corporation Limited

Dear Sirs,

CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATE
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the proposed A Share Subscription by the Company’s existing controlling shareholder CEA Holding and the proposed H Share Subscription by CES Global (an indirectly wholly-owned subsidiary of CEA Holding) (the “Transactions”). The details of the Transactions are set out in the circular of the Company dated 8 January 2009 (the “Circular”), of which this letter forms part.

This letter sets out our evaluation of the Transactions and our recommendation in relation thereon to the Independent Board Committee and the Independent Shareholders, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

CEA Holding is the controlling shareholder of the Company, holding 59.67% of the total issued share capital of the Company. CES Global is an indirectly wholly owned subsidiary of CEA Holding. Accordingly, both CEA Holding and CES Global are connected persons of the Company and the Transactions constitute non-exempt connected transactions for the Company, and are subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM ING

The Company will convene the EGM for the shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. Any vote of the Independent Shareholders at the EGM shall be taken by a poll. In accordance with the Listing Rules, CEA Holdings and its associates (as defined in the Listing Rules) will abstain from voting on the resolutions in respect of the Transactions at the EGM.

ING is independent from, and not connected with, the Company or any of its substantial shareholders, promoters, directors, or chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the agreements relating to the Transactions and historical financial statements of the Company. We have considered information, statements, opinions and representations, given in writing and orally, by the management of the Company (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Transactions and the Company as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects.

LETTER FROM ING

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the businesses and affairs of the Company, CEA Holding, CES Global and their respective associates.

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

As stated in the “Letter From the Board” and the annual report for the years ended 31 December 2007 of the Company, the Company encountered substantial difficulties from a financial perspective during recent years, with much higher operating costs due to the rapid growth of the prices of international crude oil and aviation fuel to a historical peak level over the past few years.

On the other hand, despite of the steady positive growth in the economy in 2005, 2006 and 2007 and thus the air transportation market in the PRC, the transport capacity within the whole industry has increased rapidly, resulting in a significant increase in the competition within the air transportation market in the PRC.

The US subprime mortgage crisis since late 2007 has resulted in continuous fluctuation in global economy and prompted an immediate threat of a global recession. The civil aviation industry, which is highly sensitive to the economic cycle, has also been impacted and entered into a very difficult operating condition recently.

LETTER FROM ING

The following sets out the audited consolidated financial results of the Company for each of the three years ended 31 December 2005, 2006 and 2007 as well as unaudited consolidated financial results for the six months ended 30 June 2007 and 2008 (prepared in accordance with the International Financial Reporting Standards, or the “IFRS”):

Consolidated Income Statement Summary
(in RMB million)

	For the year ended 31 December (audited)			For the six months ended 30 June (unaudited)
	2005[1]	2006[1]	2007	2007	2008

Revenues	27,454	37,634	42,521	19,047	20,311
Other operating income, net	245	424	605	547	551
Total operating expenses	(27,685)	(41,050)	(43,087)	(19,849)	(21,940)

Operating profit/(loss)	14	(2,991)	39	(255)	(1,078)

Finance income	129	1,009	2,120	778	1,947
Finance costs	(707)	(1,766)	(1,979)	(899)	(1,065)
Share of results of associates	(9)	104	58	34	46
Share of results of jointly controlled entities	(4)	30	30	10	7

Profit/(loss) before income tax	(577)	(3,616)	268	(332)	(144)
Income tax	139	163	(24)	(52)	(45)

Profit/(loss) for the year/period	(439)	(3,453)	245	(384)	(189)
Attributable to:
Equity holders of the Company	(467)	(3,313)	269	(306)	(212)
Minority interests	29	(139)	(24)	(78)	24

	(439)	(3,453)	245	(384)	(189)

Earning/(loss) per share attributable to the equity holders of the Company during the year/period – basic and diluted (RMB per share)	(0.10)	(0.68)	0.06	(0.06)	(0.04)

Notes:

1.
The financial figures for the year ended 31 December 2006 are extracted from the comparative figures of the 2007 annual report. The financial figures for the year ended 31 December 2005 are extracted from the comparative figures of the 2006 annual report.

2.	The financial figures set out above may have slight differences when adding up due to rounding.

Source:    2006 and 2007 annual reports and 2008 interim report of the Company

LETTER FROM ING

As shown above, the Company’s operating expenses increased rapidly during the last three years, primarily due to higher aircraft fuel costs affected by increasing international crude oil prices. The Company also had significant financial costs. The Company thus suffered substantial operating and net losses for the year ended 31 December 2006, which also had negative impacts on the net assets value of the Company.

For the year ended 31 December 2007, the Company’s revenue grew by 13%, resulting from the capacity increase from the acquisition of aircrafts and an increase in the average daily aircraft utilisation rate. The Company also benefited from the RMB currency appreciation against United States dollar (“USD” or “US dollar”) from its USD- dominated liabilities. As a result, the Company successfully turned loss into profit in the year.

For the six months ended 30 June 2008, the Company suffered from slower growth of domestic air transportation demand and high aircraft fuel costs, resulting in much higher operating loss as compared to the first half of 2007. Despite the fact that the USD-dominated liabilities of the Company gained a much higher exchange gain due to continuous appreciation of RMB again US dollar, the Company made an overall net loss during the period.

According to the third quarter financial statements that the Company disclosed under the PRC Accounting Regulations, the financial performance during the third quarter of 2008 worsened as compared to the first two quarters of 2008. The third quarter alone made a net loss attributable to equity holders of the Company of approximately RMB2,334 million, as compared to net profit attributable to equity holders of the Company of approximately RMB42 million for the six months ended 30 June 2008 (prepared in accordance with the PRC Accounting Regulations. The Company has not published results for the third quarter of 2008 prepared in accordance with IFRS). The substantial loss in the third quarter is the result of the continuously worsen global and domestic economy and market conditions, as well as the impact of impairment of the fair value of option contracts for aircraft fuel.

LETTER FROM ING

Consolidated Balance Sheet Summary
(in RMB million)

	As at 31 December (audited)			As at 30 June (unaudited)
	2005[4]	2006[4]	2007	2008

Non-current assets
Property, plant and equipment	38,525	40,050	47,548	48,071
Advanced payments on acquisition of aircraft	9,073	7,669	6,696	9,427
Investments in associates	630	623	601	1,012
Investments in jointly controlled entities	101	116	337	344
Other non-current assets	4,553	3,694	3,045	3,162

	52,882	52,152	58,227	62,016

Current assets
Flight equipment spare parts	979	1,199	1,125	1,132
Trade receivables and notes receivable	1,918	1,720	2,096	2,098
Prepayments, deposits and other receivables	997	2,759	2,556	3,181
Cash and cash equivalents	1,864	1,987	1,655	4,618
Other current assets	259	1,349	2,417	1,249

	6,017	9,014	9,849	12,278

Current liabilities
Sales in advance of carriage	823	892	1,211	1,173
Trade payables and notes payable	3,114	5,027	3,138	3,191
Other payables and accrued expenses	5,996	7,874	9,624	10,233
Current portion of obligations under finance leases	2,428	2,804	2,545	1,967
Current portion of borrowings	18,555	16,016	18,495	25,456
Other current liabilities	673	1,017	910	860

	31,589	33,630	35,923	42,880

Net current liabilities	(25,572)	(24,616)	(26,074)	(30,601)

Total assets less current liabilities	27,310	27,536	32,153	31,415

Non-current liabilities
Obligations under finance leases	8,160	9,049	13,907	13,495
Borrowings	9,790	12,091	11,369	11,233
Post-retirement benefit obligations	1,203	1,293	1,371	1,396
Other non-current liabilities	1,239	1,626	1,893	1,961

	20,392	24,059	28,540	28,085

Net assets	6,919	3,477	3,613	3,330

LETTER FROM ING

	As at 31 December (audited)			As at 30 June (unaudited)
	20054	20064	2007	2008

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	4,867	4,867	4,867	4,867
Reserves	1,229	(2,052)	(1,839)	(2,094)

	6,096	2,815	3,028	2,773
Minority interests	822	662	585	557

Total equity	6,919	3,477	3,613	3,330

Source: 2006 and 2007 annual reports and 2008 interim report of the Company

Current ratio1	0.19	0.27	0.27	0.29
Quick ratio2	0.16	0.23	0.24	0.26
Gearing ratio3	5.36	10.92	12.36	14.27
Total liabilities/total assets	0.88	0.94	0.95	0.96

Notes:

1.	Current ratio = Total current assets/total current liabilities.

2.	Quick ratio = (Total current assets – inventory)/total current liabilities. Inventory is taken to be flight equipment spare parts.

3.	Gearing ratio = Net debt/total equity. Net debt is equal to the aggregate of current and non-current borrowings and obligations under finance leases, less cash and cash equivalent.

4.
The financial figures for the year ended 31 December 2006 are extracted from the comparative figures of the 2007 annual report. The financial figures for the year ended 31 December 2005 are extracted from the comparative figures of the 2006 annual report.

5.	The financial figures set out above may have slight differences when adding up due to rounding.

As shown above, the Company was under liquidity pressure for the years ended 31 December 2005, 2006 and 2007, and the six months ended 30 June 2008. The current ratios and quick ratios of the Company were only approximately 0.27 and 0.24 as at 31 December 2007, respectively, and approximately 0.29 and 0.26 as at 30 June 2008, respectively, implying potential liquidity risks of the Company.

The Company is also burdened by high gearing. As at 30 June 2008, the Company had a gearing ratio of approximately 14.27, and a total liabilities/total assets ratio of 0.96. This, combined with low current ratio and quick ratio, reflected the heavy financial burden, weak liquidity and vulnerable operating risks of the Company.

LETTER FROM ING

As mentioned above, the Company incurred substantial loss for the three months ended 30 September 2008. As a result, based on the PRC Accounting Regulations, the equity attributable to the shareholders of the Company decreased 81.5% from RMB2,862 million as at 30 June 2008 to RMB528 million as at 30 September 2008 and its total liabilities to total assets ratio was 98.5% as at 30 September 2008.

Therefore, under current economic and market conditions, the Company’s operating and financial condition is under enormous pressure. The Company believes that through the subscriptions of new shares by CEA Holdings and CES Global, it will improve the financial position with the additional capital, reduce its financial costs, and in the long term, enhance the Company’s competitiveness and help to improve the operational position.

2.	Principal Terms of the Subscriptions

2.1	Description of the Subscriptions

On 10 December 2008, CEA Holding entered into the Original A Share Subscription Agreement, and CES Global entered into the Original H Share Subscription Agreement (collectively, the “Original Share Subscription Agreements”), with the Company. Pursuant to the Original Share Subscription Agreements, CEA Holding would subscribe in cash for 652,180,000 new A Shares at a subscription of RMB3.6 per share, and CES Global would subscribe in cash for 652,180,000 new H Shares at a subscription price of RMB1.00 per share. The proceeds of the Subscriptions would be approximately RMB3,000,028,000.

On 29 December 2008, CEA Holding entered into the Revised A Share Subscription Agreement, and CES Global entered into the Revised H Share Subscription Agreement with the Company, respectively (collectively, the “Revised Share Subscription Agreements”), and the Original Share Subscription Agreements were cancelled accordingly. Pursuant to the Revised Share Subscription Agreements, CEA Holding will subscribe in cash for 1,437,375,000 new A Shares at a subscription of RMB3.87 per share, and CES Global will subscribe in cash for 1,437,375,000 new H Shares at a subscription price of RMB1.00 per share. The proceeds of the Subscriptions will be approximately RMB7,000,016,250, comprising RMB5,562,641,250 from the A Share Subscription, and RMB1,437,375,000 (payable in an equivalent amount in Hong Kong dollar at the exchange rate to be calculated based on the basic exchange rate of Hong Kong dollar against RMB as declared by the People’s Bank of China at the date of payment) from the H Share Subscription.

The proceeds of the A Share Subscription will be payable in cash within five Business Days after the Revised A Share Subscription Agreement has come into effect, or such other date as the parties may agree. Similar provision applies to the payment of the H Share Subscription. Completion of the A Share Subscription and completion of the H Share Subscription are not expected to take place on the same day.

LETTER FROM ING

Both the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively and for the adoption of the revised Articles of Association;

(2)
in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the shareholders of the Company at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding; and

(4)	obtaining all necessary consents, approvals or authorisations from the governmental authorities or other third parties for the Subscriptions, including but not limited to the approval from CSRC.

The Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if the above conditions have not been satisfied within 270 days from the signing of the Revised Share Subscription Agreements; or

(2)	CSRC has, either in oral or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If any of the Subscriptions is not approved (including but not limited to the approvals from the shareholders, A Share class meeting, H Share class meeting, or CSRC), the other Subscription will automatically be terminated.

2.2	Subscription Prices for the New A Shares and New H Shares

Subscription Price for the new A Shares

The subscription price for the A Share Subscription is RMB3.87 per share, which is determined pursuant to《上市公司證券發行管理辦法》(Administrative Measures in relation to the Acquisition of the Listing Companies), which requires the subscription price for the A Share Subscription to be not less than 90% of the average trading price of A Shares during the period of 20 trading days prior to the price determination date. The price determination date for the A Share Subscription is determined to be 30 December 2008. Taking into account the A Shares were

LETTER FROM ING

suspended for trading for certain days, the Fixed Price Period commenced on 13 November 2008 and ended on 29 December 2009. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The average trading price of A Shares during the Fixed Price Period was RMB4.30 and the 90% of such average trading price amounts to RMB3.87.

Chart (a): Price Performance of A Shares from 27 May 2008 (being the date falling on six months prior to 26 November 2008, the last trading day prior to the announcement of the Original Subscriptions) to the Latest Practicable Date

Source: Bloomberg

The subscription price of the new A Shares under the A Share Subscription Agreement represents:

(1)	a discount of approximately 12.8% as compared to the closing price of RMB4.44 of A Shares on the Latest Practicable Date;

(2)
a discount of approximately 17.0% as compared to the closing price of RMB4.66 per A Share on 24 December 2008, the last trading day immediately prior to the announcement of the Revised Share Subscription Agreements;

(3)
a discount of approximately 13.0% as compared to the average closing price of RMB4.45 per A Share for the last 5 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

LETTER FROM ING

(4)
a discount of approximately 12.0% as compared to the average closing price of RMB4.40 per A Share for the last 10 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

(5)
a discount of approximately 8.5% as compared to the average closing price of RMB4.23 per A Share for the last 20 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

(6)
a premium of approximately 2.1% as compared to the average closing price of RMB3.79 per A Share for the last 30 consecutive trading days immediately prior to the announcement of the Revised Subscriptions; and

(7)	a premium of approximately 578.9% as compared to the net asset value per share attributable to the equity holders of the Company of RMB0.57 as at 30 June 2008 (unaudited).

In assessing the subscription price for the A Share Subscription, we have noticed that the trading price of the A Shares has had unusual fluctuations during the period after 17 November 2008 (the “Unusual A Share Price Fluctuation”), which is the date that the Company first disclosed that CEA Holding has applied for State-owned capital operation budget with the relevant department of the State Council of the PRC. The market has reacted to the announcement positively, reflected by the unusual rise of the A Share price of the Company.

Due to the above mentioned reason, we have also assessed the subscription price of the Revised A Share Subscription as compared to the trading prices of A Shares prior to the Unusual A Share Price Fluctuation:

(1)	a premium of approximately 10.6% as compared to the closing price of RMB3.50 per A Share on 14 November 2008, the last trading day prior to 17 November 2008;

(2)	a premium of approximately 20.9% as compared to the average closing price of RMB3.20 per A Share for the last 5 consecutive trading days immediately prior to 17 November 2008;

(3)	a premium of approximately 29.0% as compared to the average closing price of RMB3.00 per A Share for the last 10 consecutive trading days immediately prior to 17 November 2008;

LETTER FROM ING

(4)	a premium of approximately 19.1% as compared to the average closing price of RMB3.25 per A Share for the last 20 consecutive trading days immediately prior to 17 November 2008; and

(5)	a premium of approximately 9.0% as compared to the average closing price of RMB3.55 per A Share for the last 30 consecutive trading days immediately prior to 17 November 2008.

After the announcement of the Original Subscriptions on 10 December 2008, the average trading price of the A Shares for the period from 11 December 2008 to 24 December 2008 (being the last trading day prior to the announcement of the Revised Share Subscription Agreements) was RMB4.40. After the announcement of the Revised Share Subscription Agreements on 29 December 2008, the average trading price of the A Shares for the period from 30 December 2008 to the Latest Practicable Date was RMB4.26.

Subscription Price for the new H Shares

The subscription price for the H Share Subscription is RMB1.00 per share (equivalent to HK$1.1338 based on the exchange rate of RMB1=HK$1.1338), which is determined by reference to the par value of the H Shares. Pursuant to PRC Company Law, it requires that the subscription price for H Share Subscription cannot be below its par value. Such subscription price represents:

(1)	a discount of approximately 8.6% as compared to the closing price of HK$1.24 of H Shares on the Latest Practicable Date;

(2)
a discount of approximately 12.1% as compared to the closing price of HK$1.29 per H Share on 24 December 2008, the last trading day immediately prior to the announcement of the Revised Share Subscription Agreements;

(3)
a discount of approximately 6.3% as compared to the average closing price of HK$1.21 per H Share for the last 5 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

(4)
a premium of approximately 1.2% as compared to the average closing price of HK$1.12 per H Share for the last 10 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

(5)
a premium of approximately 14.5% as compared to the average closing price of HK$0.99 per H Share for the last 20 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements;

(6)
a premium of approximately 15.7% as compared to the average closing price of HK$0.98 per H Share for the last 30 consecutive trading days immediately prior to the announcement of the Revised Share Subscription Agreements; and

LETTER FROM ING

(7)	a premium of approximately 75.4% as compared to the net asset value per share attributable to the equity holders of the Company of RMB0.57 as at 30 June 2008 (unaudited).

In assessing the subscription price for the H Share Subscription, we have noticed that the trading price of the H Shares has significantly increased after the Company announced the Original Subscriptions on 10 December 2008, implying the effect of the announcement of the Subscriptions has been partly reflected in the trading prices for the period from10 December 2008 to 24 December 2008.

Due to the above mentioned reason, we have also assessed the subscription price of the Revised H Share Subscription as compared to the trading prices of H Shares prior to the announcement of the Original Subscriptions on 10 December 2008:

(1)	a premium of approximately 51.2% as compared to the closing price of HK$0.75 per H Share on 26 November 2008, the last trading day immediately prior to the announcement of the Original Subscriptions;

(2)
a premium of approximately 45.4% as compared to the average closing price of HK$0.78 per H Share for the last 5 consecutive trading days immediately prior to the announcement of the Original Subscriptions;

(3)
a premium of approximately 31.8% as compared to the average closing price of HK$0.86 per H Share for the last 10 consecutive trading days immediately prior to the announcement of the Original Subscriptions;

(4)
a premium of approximately 24.6% as compared to the average closing price of HK$0.91 per H Share for the last 20 consecutive trading days immediately prior to the announcement of the Original Subscriptions; and

(5)
a premium of approximately 21.9% as compared to the average closing price of HK$0.93 per H Share for the last 30 consecutive trading days immediately prior to the announcement of the Original Subscriptions.

LETTER FROM ING

Chart (b): Price Performance of H Shares from 27 May 2008 (being the date falling on six months prior to 26 November 2008, the last trading day prior to the announcement of the Original Subscriptions) to the Latest Practicable Date

Source: Bloomberg

After the announcement of the Original Subscriptions on 10 December 2008, the average trading price of the H Shares for the period from 11 December 2008 to 24 December 2008 (being the last trading day prior to the announcement of the Revised Share Subscription Agreements) was HK$1.12. After the announcement of the Revised Share Subscription Agreements on 29 December 2008, the average trading price of the H Shares for the period from 30 December 2008 to the Latest Practicable Date was HK$1.19.

2.3      Lock-up Arrangement

Pursuant to the relevant rules of CSRC, CEA Holding has undertaken to the Company that it shall not dispose any of the new A Shares it has subscribed for pursuant to the A Share Subscription Agreement within 36 months from the date of the completion of the A Share Subscription (the “Lock-up Arrangement”).

Pursuant to H Share Subscription Agreement, CES Global has also undertaken to the Company that it shall not dispose any of the new H Shares it has subscribed for pursuant to the H Share Subscription Agreement within 12 months from the date of the completion of the H Share Subscription (the “Lock-up Arrangement”).

LETTER FROM ING

The Lock-up Arrangements in the A Share Subscription Agreement and the H Share Subscription Agreement therefore restrict CEA Holding and CES Global from selling their newly subscribed A Shares and H Shares into the stock market within 36 and 12 months, respectively.

2.4      Ranking of New A Shares and New H Shares to be Issued

The new A Shares to be issued pursuant to the A Share Subscription Agreement and the new H Shares to be issued pursuant to the H Share Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

2.5      Reasons for the Subscriptions

As stated in the “Letter from the Board”, the terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. The Company confirms that it is the investment decisions of CEA Holding, taking into consideration interests of all stakeholders, to propose to acquire further A Shares and through its indirectly wholly-owned subsidiary CES Global to acquire H Shares to provide funding to the Company. CEA Holding is a PRC State-owned company controlled by State-owned Assets Supervision and Administration Commission of the State Council of the PRC. In considering this investment proposal, the Company has considered that the Company’s operating and financial condition is under enormous pressure under the immediate threat of a global recession and slowdown in the domestic economy, and that the continuous fluctuations in global financial market make it extremely difficult for the Company to obtain financial support in the short term. The issue of the H Shares will also give the Company more balanced foreign currency denominated assets and liabilities.

The Original Subscriptions were intended to raise additional equity of approximately RMB3 billion. Under the Revised Share Subscription Agreements, the size of the Subscriptions has increased to approximately RMB7 billion. The Company believes the increased subscription size of the Revised Share Subscription Agreements will provide additional funds and further improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure.

We concur with the Company’s view that the Company’s operating and financial condition is under enormous pressure. As mentioned in the paragraph headed “Background” in this letter, the Company has low liquidity, high gearing and low equity base. We are of the view that the Company is in urgent need to recapitalize its equity and the Subscriptions provide the Company the quickest measure to improve its financial position.

LETTER FROM ING

Independent Shareholders should note that the A Share Subscription Agreement and the H Share Subscription Agreement will take effect upon, inter alia, obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively. If any of the Subscriptions is not approved (including but not limited to the approvals from the shareholders, the A Shareholders Class Meeting, the H Shareholders Class Meeting, or CSRC), the other subscription will automatically be terminated. The A Share Subscription and the H Share Subscription could therefore be analysed as if they were one transaction. On that basis, the average subscription price for the Subscriptions is RMB2.44 per share (equivalent to approximately HK$2.77 per share, based on the exchange rate of RMB1=HK$1.1338), representing:

(1)	a premium of approximately 328.1% as compared to the net assets value attributable to the equity holders of the Company of RMB0.57 on a per share basis;

(2)
a premium of approximately 114.7% as compared to the closing price of HK$1.29 per H Share on 24 December 2008, the last trading day prior to the announcement of the Revised Share Subscription Agreements; and

(3)
a discount of approximately 47.6% as compared to the closing price of RMB4.66 per A Share on 24 December 2008, the last trading day prior to the announcement of the Revised Share Subscription Agreements.

SHAREHOLDING STRUCTURE

The shareholding structures of the Company immediately prior to, and immediately after, the completion of the Subscriptions are as follows:

	Prior to		Immediately after
	the Subscriptions		the Subscriptions
Shareholders	Number of shares	%	Number of shares	%

CEA Holding	2,904,000,000	59.67	4,341,375,000	56.08
CES Global	–	–	1,437,375,000	18.57
Public	1,962,950,000	40.33	1,962,950,000	25.36
– A Shares	396,000,000	8.14	396,000,000	5.12
– H Shares	1,566,950,000	32.19	1,566,950,000	20.24

Total	4,866,950,000	100	7,741,700,000	100

Note:     The percentage ratios shown in the above table have been rounded up to two decimal places.

LETTER FROM ING

As all the new A Shares and H Shares are to be issued to CEA Holding and CES Global, which are both considered as connected persons under the Listing Rules, immediately after the completion of the Subscriptions, the total public float (A Shares and H Shares held by Independent Shareholders) of the Company will decrease from 40.33% to 25.36%, which is still above the minimum requirement of 25% public float as required by the Listing Rules.

Immediately after the completion of the Subscriptions, the percentage of H Shares to total issued shares of the Company will increase from 32.19% to 38.81%, due to the subscription of new H Shares by CES Global under the H Share Subscription Agreement. However, as CES Global will be considered as a connected person and thus its shareholding will not be considered as public float, the public float of H Shares as to the total issued shares of the Company immediately after the Subscription will decrease from 32.19% to 20.24%, which is still above the minimum requirement of 15% of the Company’s total issued share capital as required by the Listing Rules.

Having taking into account that:

(1)
the capital injection through the Subscriptions will help improve the financial position of the Company as set out in the paragraph headed “Financial Effects of the New A Shares and New H Share Subscriptions” below; and

(2)	there is still sufficient public float of the Company after the Subscriptions,

we consider that the dilution on the shareholding interest of the existing independent A and H shareholders of the Company as mentioned above is acceptable.

USE OF PROCEEDS

The total proceeds that the Company will receive upon the completion of the Subscriptions of the new A Shares and the new H Shares will be approximately RMB7,000,016,250 before deduction of any expenses. After deduction of relevant expenses for the Subscriptions, the total proceeds are intended to be used as working capital of the Company.

FINANCIAL EFFECT OF THE SUBSCRIPTIONS

The proceeds that the Company will receive upon the completion of the Subscriptions will have the following financial effects to the Company’s current financial position:

(1)	Net Assets Value Attributable to the Equity Holders of the Company

According to the interim report of the Company for the six months ended 30 June 2008 (prepared in accordance with IFRS), the Company had unaudited net assets attributable to the equity holders (being total assets minus total liabilities and minority interests) of approximately RMB2,773,170,000. With the receipt of the gross proceeds from the Subscriptions of approximately RMB7,000,016,250, the net assets attributable to the equity holders of the Company would be increased by approximately 252.4%.

LETTER FROM ING

(2)	Gearing Ratio

According to the interim report of the Company for the six months ended 30 June 2008 (prepared in accordance with IFRS), the Company had unaudited net debt (being total debt  minus  cash and cash equivalent) and total equity of approximately RMB47,533,098,000 and RMB3,330,050,000, respectively. The gearing ratio (being net debt over total equity) of the Company was approximately 14.27 as at 30 June 2008. With the receipt of the  gross proceeds from  the Subscriptions  of approximately RMB7,000,016,250, the net debt of the Company would be decreased and hence the gearing ratio of the Company would decrease to approximately 3.92.

Also, according to the interim report of the Company for the six months ended 30 June 2008 (prepared in accordance with IFRS), the Company had unaudited total liabilities and total assets of approximately RMB70,964,251,000 and RMB74,294,301,000, respectively (prepared in accordance with IFRS). The ratio of total liabilities over total assets of the Company was approximately 0.96 as at 30 June 2008. With the receipt of the gross proceeds from the Subscriptions of approximately RMB7,000,016,250, the total assets of the Company would be increased and hence the ratio of total liabilities over total assets of the Company would decrease to approximately 0.87.

(3)	Current Ratio and Quick Ratio

According to the interim report of the Company for the six months ended 30 June 2008, the Company had current assets of approximately RMB12,278,070,000, and current liabilities of approximately RMB42,879,554,000. The current ratio (being the ratio of current assets over current liabilities) of the Company was approximately 0.29, and the quick ratio (being the ratio of current assets excluding inventory over current liabilities) was approximately 0.26. With the receipt of the gross proceeds from the Subscriptions of approximately RMB7,000,016,250, the current assets of the Company would be increased and hence the current ratio of the Company would be increased to approximately 0.45, and the quick ratio would be increased to approximately 0.42.

In view of the above, we consider that the completion of the Subscriptions will strengthen the financial position of the Company.

LETTER FROM ING

CONCLUSIONS AND RECOMMENDATION

Having analyzed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(1)
the Subscriptions will provide additional funds and improve the financial position of the Company under deteriorating economic and market conditions by (i) increasing the equity; (ii) lowering the gearing ratio; and (iii) improving the current ratio and quick ratio;

(2)
the subscription price for the new A Shares and the new H Shares both represent premiums to the most recent market trading prices of A Shares (prior to the announcement of Unusual A Share Price Fluctuation) and H Shares of the Company (prior to the announcement of the Original Subscriptions), as well as premiums to the net assets value attributable to the equity holders of the Company as at 30 June 2008;

(3)
the Subscriptions will dilute the shareholding of independent A and H shareholders from 40.33% to 25.36%. However, considering the Subscriptions will improve the financial position of the Company, and there is still sufficient public float after the Subscriptions, the dilution on the shareholding interest of the existing independent public shareholders of the Company as mentioned above is acceptable;

(4)	the net proceeds of the Subscriptions are intended to be used as working capital of the Company; and

(5)	the Directors confirm that the terms and conditions of Subscriptions, including the subscription prices for the Subscriptions, are agreed after arm’s length negotiations between the parties.

Based on the above, we are of the opinion that the terms of the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement are fair and reasonable, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole so far as the Company and the Independent Shareholders are concerned. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to be proposed at the EGM in relation to the Subscriptions.

Yours faithfully,
For and on behalf of
ING BANK N.V.
Andrew Lau
Director

APPENDIX I	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

In connection with the Subscriptions, the Board proposes the following amendments to the existing Articles of Association:

Part I

1.	The original Article 6 of the Articles of Association is:

“Article 6.
In accordance with the PRC Company Law, the Special Regulations, Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations, the Company adopted a resolution at the 2006 shareholders’ annual general meeting on 29 June, 2007 to amend the Company’s previously amended articles of association approved at the 2004 shareholders’ annual general meeting on June 30, 2005 (the “Original Articles of Association”) and to formulate these articles of association of the Company.”

Article 6 shall be amended as:

“Article 6
These articles of association of the Company are formulated in accordance with the Company Law, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations.”

2.	The original Article 10 of the Articles of Association is:

“Article 10.
The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an investee company shall be limited to the amount of its capital contribution to the investee company.

Upon approval of the companies approving department authorized by the State Council, the Company may, according to its need of operation and management, operate as a holding company as prescribed in the second paragraph of Article 12 of the Company Law.”

The 2nd paragraph of Article 10 shall be deleted.

3.	The original Article 20 and Article 21 of the Articles of Association are:

	“Article 20.	In accordance with the approval granted by the Securities Commission of the State Council, the Company may issue a total of 4,866,950,000 ordinary shares, of which (a) 3,000,000,000 A Shares

APPENDIX I	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,566,950,000 H Shares were issued to foreign investors in an initial public offering in February 1997; and (c) 300,000,000 ordinary shares were issued publicly to domestic investors, including up to 45,000,000 shares issued to the employees of the Company.

Article 21.
Following the issuance of 300,000,000 ordinary shares to domestic investors, the total amount of the outstanding shares of the Company is 4,866,950,000 shares, comprising 3,000,000,000 A Shares held by China Eastern Air Holding Company (which were issued upon the establishment of the Company and all subscribed for by the promoter of the Company representing 61.6% of the total share capital of the Company), 1,566,950,000 H Shares issued to and purchased by foreign investors in an initial public offering, representing 32.2% of the total share capital of the Company, 300,000,000 A Shares issued to domestic investors, representing 6.2% of the total share capital of the Company.

The shareholders’ meeting for the A Shares held on 18 December, 2006 approved the share reform plan of the Company. Following the implementation of the share reform plan, the total share capital of the Company remains unchanged, i.e. 4,866,950,000 shares, among which, China Eastern Air Holding Company holds 2,904,000,000 A Shares, representing 59.67% of the total share capital of the Company; 1,566,950,000 H Shares, which are Overseas-Listed Foreign-Invested Shares, representing 32.20% of the total share capital of the Company; 396,000,000 A Shares, which are Domestic- Invested Shares, representing 8.13% of the total share capital of the Company.”

Article 20 and Article 21 shall be amended as:

“Article 20	As approved by the securities supervisory and regulatory authority of the State Council, the total amount of shares of the Company is 7,741,700,000 shares.

Article 21
The Company has issued a total of 7,741,700,000 ordinary shares, comprising a total of 4,737,375,000 A shares, representing 61.19% of the total share capital of the Company, a total of 3,004,325,000 H shares, representing 38.81% of the total share capital of the Company.”

APPENDIX I	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

4.	The original Article 24 of the Articles of Association is:

“Article 24.
The Company’s registered capital is RMB 4,866,950,000. The Company, after having made its first increase of capital by issuing ordinary shares in accordance with Article 20 and Article 21, will increase its registered capital in accordance with the actual increase of capital by issuing shares as confirmed in a capital verification report prepared by certified accountants, and will accordingly register the increased capital with China’s State Administration for Industry and Commerce.”

Article 24 shall be amended as:

	“Article 24	The registered capital of the Company is RMB7,741,700,000.”

In connection with the use of web-communication, the Board proposes the following amendments to the existing Articles of Association:

Part II

5.	The original Article 63 of the Articles of Association is:

“Article 63.
Notice of Shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meetings may be issued by way of public notice.

The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting; after the publication of notice, the holders of Domestic- Invested Shares shall be deemed to have received the notice of the relevant Shareholders’ general meeting.”

The 1st paragraph of Article 63 shall be amended as:

“Article 63
Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Foreign-Invested Shares, such notice of meeting may be issued by way of publishing such notice on the Company’s website. For the holders of Domestic- Invested Shares, such notice of meeting may be issued by way of public notice.”

APPENDIX I	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

6.	The original Article 145 of the Articles of Association is:

“Article 145.
The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas- Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days before the date of every annual general meeting of shareholders.”

The 2nd paragraph of Article 145 shall be amended as:

“Article 145
The Company shall deliver or send the said reports to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders, or publish the said reports on the website of the Company for the shareholders of Overseas-Listed Foreign-Invested Shares to review not later than twenty-one (21) days before the date of every annual general meeting of shareholders.”

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

Number and type of shares held and nature of interest
Capacity in
which the
A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Li Fenghua	Non-Executive Director	6,600	–	–	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Li Jun	Vice-Chairman, Non-Executive Director	–	–	–	–	–

Luo Chaogeng	Non-Executive Director	6,600	–	–	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Cao Jianxiong	Executive Director	7,656	–	–	7,656	Beneficial
		A Shares			A Shares	owner
		(Note 2)			(Note 2)

Luo Zhuping	Executive Director,	11,616	–	–	11,616	Beneficial
	Company secretary	A Shares			A Shares	owner
		(Note 3)			(Note 3)

APPENDIX II	GENERAL INFORMATION

Number and type of shares held and nature of interest
Capacity in which the A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Hu Honggao	Independent non-executive Director	–	–	–	–	–

Peter Lok	Independent non-executive Director	–	–	–	–	–

Wu Baiwang	Independent non-executive Director	–	–	–	–	–

Zhou Ruijin	Independent non-executive Director	–	–	–	–	–

Xie Rong	Independent non-executive Director	–	–	–	–	–

Liu Jiangbo	Chairman of the Supervisory Committee	–			–	–

Xu Zhao	Supervisor	–	–	–	–	–

Wang Taoying	Supervisor	–	–	–	–	–

Yang Jie	Supervisor	6,600	–	–	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Liu Jiashun	Supervisor	3,960	–	–	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

Ma Xulun	President	–	–	–	–	–

Zhang Jianzhong	Vice President	–	–	–	–	–

Li Yangmin	Vice President	3,960	–	–	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

APPENDIX II	GENERAL INFORMATION

Number and type of shares held and nature of interest
Capacity in
which the
A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Fan Ru	Vice President	3,696	–	–	3,696	Beneficial
		A Shares			A Shares	owner
		(Note 5)			(Note 5)

Luo Weide	Chief Financial Officer	3,960	–	–	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

Note 1:	representing approximately 0.0002% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.000232% of the Company’s total issued listed A Shares, totalling3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000352% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.00012% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Note 5:	representing approximately 0.000112% of the Company’s total issued listed A Shares, totaling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng and Ma Xulun was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest as at the Latest Practicable Date
Name of shareholder	Nature of shares interested	Number of Shares interested	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued A Shares	Approximate percentage of shareholding in the Company’s total issued H Shares	Short position

CEA Holding	A Shares	4,341,375,000	89.20%	131.56%	–	–

CEA Holding (Note 1)	H Shares	1,437,375,000	29.53%	–	91.73%	–

CES Global (Note 1)	H Shares	1,437,375,000	29.53%	–	91.73%	–

HKSCC Nominees Limited (Notes 2 to 3)	H Shares	1,540,017,139	31.64%	–	98.28%	–

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.	Such H Shares were held by CES Global, in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.

2.
Among the 1,540,017,139 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company’s then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

APPENDIX II	GENERAL INFORMATION

3.
Among the 1,540,017,139 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 90,371,770 H Shares (representing approximately 5.77% of the Company’s then total issued H Shares). Barclays PLC was interested in the aforesaid 90,371,770 H Shares in the manner as follows:

a.
336,970 H Shares (representing approximately 0.02% of the Company’s then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

b.
4,790,000 H Shares (representing approximately 0.31% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

c.
85,244,800 H Shares (representing approximately 5.44% of the Company’s then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

Subsidiary	Name of relevant substantial shareholder	Approximate percentage of shareholding

上海科技宇航有限公司 (Shanghai Technology Aerospace Company Limited)	新加坡科技宇航有限公司 (Singapore Technology Aerospace Limited)	49%

東方航空（汕頭）經濟發展有限公司 (Eastern Airlines (Shantou) Economic Development Co., Ltd.)	汕頭航空用品總公司 (Shantou Aviation Equipment Group Company)	45%

上海東方飛機維修有限公司 (Shanghai Eastern Aircraft Maintenance Co., Ltd.)	Aircraft Engineering Investment Ltd.	40%

中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.)	中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company)	30%

上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co. Ltd.)	中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company)	30%

中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Ltd.)	江蘇省國信資產管理集團有限公司 (Jiangsu Provincial Guoxin Asset Management Group Co., Ltd.)	23.89%

東航發展（香港）有限公司 (Eastern Airlines Development (HK) Co., Ltd.)	大中華運通有限公司 (Dazhonghua Yuntong Co., Ltd.)	20%

東航大酒店有限公司 (Eastern Airlines Hotel Co., Ltd.)	CEA Holding	14%

APPENDIX II	GENERAL INFORMATION

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3.	EXPERT STATEMENTS

This circular includes statement(s) made by the following expert:

Name	Qualification

ING Bank N.V.	A registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

ING has given and has not withdrawn its written consent to the issue of this circular with its statement(s) included in the form and context in which it is included.

As at the Latest Practicable Date, ING held 788,000 H Shares as a custodian on behalf of its clients, representing 0.02% of the total issued share capital of the Company. Save as disclosed above, ING was not beneficially interested in the share capital of any member of the Group or had the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

In July 2008, ING, in its ordinary and usual course of business, participated in the financing of the lease arrangement of the Company (the Company acting as lessee) of two aircraft with a loan from ING and one other financial institution to the lessor, in which ING’s commitment thereunder amounted to approximately HK$243 million. Save as disclosed above, as at the Latest Practicable Date, ING did not have any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

4.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited accounts of the Company have been made up. Please note also section 2.6 of the Letter from the Board in this Circular headed “Reasons for and Benefits of the Subscriptions”.

APPENDIX II	GENERAL INFORMATION

5.	MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer, having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of one year commencing on 27 January 2008. Details of the waiver are disclosed in the Company’s announcement dated 10 March 2008.

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at the offices of Baker & McKenzie, 14/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i)	the Revised A Share Subscription Agreement (in Chinese);

(ii)	the Revised H Share Subscription Agreement (in Chinese);

(iii)	the letter from the Independent Board Committee as set out in this circular;

(iv)	the letter from ING as set out in this circular; and

(v)	the written consent from ING referred to under the paragraph headed “Expert Statements” of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Center, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on Thursday, 26 February 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Thursday, 8 January 2009 (the “Circular”) relating to, among other things, subscriptions of new A Shares by CEA Holding and H Shares by CES Global):

AS SPECIAL RESOLUTIONS

1.        “THAT, conditional upon:

(i)	the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No.2 below; and

(iii)
the passing of the resolutions in relation to the approval of the H Share Subscription by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting as further described in the respective class meeting notices, the following aspects in relation to the A Share Subscription be and are hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non public offering;

NOTICE OF EXTRAORDINARY GENERAL MEETING

(3)	Number of shares to be issued:	1,437,375,000 A Shares;

(4)	Target subscriber and method of subscription:	CEA Holding. The subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
RMB3.87 per A Share. The total subscription price is RMB5,562,641,250. The subscription price is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The Fixed Price Period means the 20 trading days ending on the date immediately preceding 30 December 2008. The subscription price is substantially higher than the net assets value per share of the Company as at 30 June 2008 (unaudited). The subscription price will be adjusted accordingly if there is any rights issue or declaration of dividend occurred between 30 December 2008 and the date of issuance of the new A Shares;

(6)	Lock-up period arrangement:	The new A Shares CEA Holding has subscribed for shall not be disposed within 36 months from the date of the completion of the A Share Subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits after completion of the A Share Subscription will be shared among the existing and new shareholders of the Company;

(10)	Validity period of this resolution:	Twelve months from the date of passing of this Resolution; and

(11)	The terms and conditions of the Revised A Share Subscription Agreement.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.          “THAT, conditional upon:

(i)	the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No.1 above; and

(iii)
the passing of the resolutions in relation to the approval of the H Share Subscription by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting as further described in the respective class meeting notices, the terms and conditions of the Revised H Share Subscription Agreement (including but not limited to the issue of 1,437,375,000 new H Shares by the Company to CES Global pursuant to the Revised H Share Subscription Agreement) be approved, ratified and confirmed.”

3.
“THAT, conditional upon and with effect from completion of the A Share Subscription and the H Share Subscription, the proposed amendments of the Articles of Association as set out in Part I of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

4.
“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 29 December 2008.”

5.
“THAT, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company’s own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the

NOTICE OF EXTRAORDINARY GENERAL MEETING

Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company’s proposed communication with its shareholders of H Shares through the Company’s website.
Conditions:

(i)
each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company’s own website; and

(ii)	the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company’s request was sent.

For purpose of this Resolution, “Corporate Communication” means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.”

AS ORDINARY RESOLUTIONS

6.	“THAT, that the Company satisfies the conditions for non-public issuance of A Shares to specific placees be and is hereby confirmed.”

7.       “THAT, conditional upon:

(i)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No.1 above; and

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No.2 above,

NOTICE OF EXTRAORDINARY GENERAL MEETING

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement or any matter incidental thereto, including but not limited to:

(1)
to formulate and implement plans for effecting the Subscriptions according to terms and conditions of the Subscriptions and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)
in the event of changes in the policies of the relevant regulatory authorities in relation to the Subscriptions or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)
to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued (which number shall not exceed the number of new A Shares and the number of new H Shares resolved to be issued in Resolution No.1 and Resolution No.2 above) and where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with CEA Holding and/or CES Global and decide their respective effective date;

(4)	to engage intermediary institutions including sponsors to handle the relevant application issues arising from the Subscriptions in accordance with the policies of relevant governing authorities;

(5)
to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with The Stock Exchange of Hong Kong Limited;

(6)	to make adjustments to the use of funds being raised from the Subscriptions according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(7)	to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the Subscriptions; and

(8)	the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

8.
“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行A股股票募集資金使用可行性報告》” be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was in the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” which was contained in an Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 29 December 2008.”

9.	“THAT, that CEA Holding is waived from having to make a general offer to all the shareholders of the Company to acquire their shares in the Company be and is hereby confirmed.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The Directors, as at the date hereof, are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
8 January 2009

Notes:

1.	Persons entitled to attend the EGM

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on Friday, 23 January 2009 or Friday, 2 January 2009 respectively are entitled to attend the EGM upon completion of the necessary registration procedures.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.        Registration procedures for attending the EGM

(i)
Holders of A Shares shall deposit documents of certification of their shares and their authorized representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). In case such holders are represented by authorized representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(ii)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated in paragraph (i) above by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(iii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

3.        Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.        Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

NOTICE OF EXTRAORDINARY GENERAL MEETING

5.        Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 3 January 2009 to Thursday, 26 February 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 2 January 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.        Abstention from voting

CEA Holding and its associates will abstain from voting in respect of Resolutions Nos. 1, 2, 4, 7 and 9.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Center, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:30 p.m. on Thursday, 26 February 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Thursday, 8 January 2009 (the “Circular”) relating to, among other things, subscriptions of new A Shares by CEA Holding and H Shares by CES Global):

AS SPECIAL RESOLUTIONS

1.	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No.2 below; and

(iii)	the passing of the resolutions in relation to the approval of the H Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the following aspects in relation to the A Share Subscription be and are hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non public offering;

NOTICE OF H SHAREHOLDERS CLASS MEETING

(3)	Number of shares to be issued:	1,437,375,000 A Shares;

(4)	Target subscriber and method of subscription:	CEA Holding. The subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
RMB3.87 per A Share. The total subscription price is RMB5,562,641,250. The subscription price is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The Fixed Price Period means the 20 trading days ending on the date immediately preceding 30 December 2008. The subscription price is substantially higher than the net assets value per share of the Company as at 30 June 2008 (unaudited). The subscription price will be adjusted accordingly if there is any rights issue or declaration of dividend occurred between 30 December 2008 and the date of issuance of the new A Shares;

(6)	Lock-up period arrangement:	The new A Shares CEA Holding has subscribed for shall not be disposed within 36 months from the date of the completion of the A Share Subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits after completion of the A Share Subscription will be shared among the existing and new shareholders of the Company;

(10)	Validity period of this resolution:	Twelve months from the date of passing of this Resolution; and

(11)	The terms and conditions of the Revised A Share Subscription Agreement.”

NOTICE OF H SHAREHOLDERS CLASS MEETING

2.	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No.1 above; and

(iii)	the passing of the resolutions in relation to the approval of the A Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the terms and conditions of the Revised H Share Subscription Agreement (including but not limited to the issue of 1,437,375,000 new H Shares by the Company to CES Global pursuant to the H Share Subscription Agreement) be approved, ratified and confirmed.”

3.
“THAT, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company’s own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company’s proposed communication with its shareholders of H Shares through the Company’s website.

Conditions:

(i)
each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company’s own website; and

(ii)	the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company’s request was sent.

NOTICE OF H SHAREHOLDERS CLASS MEETING

For purpose of this Resolution, “Corporate Communication” means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The Directors, as at the date hereof, are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
8 January 2009

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 2 January 2009 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated in paragraph (i) above by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

NOTICE OF H SHAREHOLDERS CLASS MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 3 January 2009 to Thursday, 26 February 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 2 January 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding and its associates will abstain from voting in respect of Resolutions Nos. 1 and 2.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(Stock code: 670)

Proxy Form for the Extraordinary General Meeting to be held on Thursday, 26 February 2009

I/We ______________________________ *(Note 1)*,
"A"/"H" Shares shareholder account number (if applicable): ______________________________, address: ______________________________ *(Note 1)*,
hold ______________ "A"/"H" Shares *(Note 2)* of China Eastern Airlines Corporation Limited (the "**Company**")
and hereby appoint the chairman of the Extraordinary General Meeting or Mr./Ms. ______________________________
of address: ______________________________ *(Note 3)*,
to represent me/us to attend the Extraordinary General Meeting to be held at Meeting Center, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People's Republic of China at 2:00 p.m. on Thursday, 26 February 2009, and any adjournment thereof (the "**Extraordinary General Meeting**") and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company's notice of the Extraordinary General Meeting (the "**Notice**"). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note: Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

Signature(s): ______________________________ *(Note 5)* Date: ______________________________ 2009

Notes:

1. Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2. Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3. If you wish to appoint someone other than the chairman of the Extraordinary General Meeting, please delete the words "the chairman of the Extraordinary General Meeting or" and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company's shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4. **IMPORTANT:** If you would like to vote for the resolution, please put a **tick** ("√") in the appropriate box marked "**Agree**". If you would like to vote against the resolution, please put a **cross** ("×") in the box marked "**Disagree**". In the absence of any instruction, the proxy may vote at his/her discretion.

5. This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6. This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company's H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

8. If a proxy attends the Extraordinary General Meeting, appropriate identification documents must be produced.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(Stock code: 670)

EXTRAORDINARY GENERAL MEETING ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the "**Company**")

I/We intend to attend the Company's extraordinary general meeting to be held at Meeting Center, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People's Republic of China at 2:00 p.m. on Thursday, 26 February 2009 personally/by appointing a proxy.

Name	
Number of A/H Shares Held	
IC/Passport Number	
Shareholder's Number	
Correspondence Address	
Telephone Number	

Signature(s): ______________________________ Date:__________________________ 2009

Notes:

1. Please print your full name in English as well as in Chinese (as registered in the register of members).

2. Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3. Please attach a photocopy of the documents certifying your shareholding.

4. As for items "personally/by appointing a proxy", "A/H Shares" and "IC/Passport number(s)", please delete the items as appropriate.

5. This slip must be completed and signed and be received at the Company's place of business at No.2550 Hongqiao Road, Shanghai, the People's Republic of China by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

   The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(Stock code: 670)

Proxy Form for the H Shareholders Class Meeting to be held on Thursday, 26 February 2009

I/We ____ *(Note 1)*,

H Shares shareholder account number (if applicable): ______________________________,

address: ____ *(Note 1)*,

hold ____________________ H Shares *(Note 2)* of China Eastern Airlines Corporation Limited (the "**Company**")

and hereby appoint the chairman of the H Shareholders Class Meeting or Mr./Ms. ______________________

of address: ____ *(Note 3)*,

to represent me/us to attend the H Shareholders Class Meeting to be held at Meeting Center, Shanghai Homeyo Hotel (上海友賓館), 2550 Hongqiao Road, Shanghai, the People's Republic of China at 2:30 p.m. on Thursday, 26 February 2009, and any adjournment thereof (the "**H Shareholders Class Meeting**") and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company's notice of the H Shareholders Class Meeting (the "**Notice**"). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note: Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

Notes:

1. Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2. Please fill in the number of H Shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the H Shares registered in your name(s).

3. If you wish to appoint someone other than the chairman of the H Shareholders Class Meeting, please delete the words "the chairman of H Shareholders Class Meeting or" and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company's shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4. **IMPORTANT:** If you would like to vote for the resolution, please put a **tick** ("√") in the appropriate box marked "**Agree**". If you would like to vote against the resolution, please put a **cross** ("×") in the box marked "**Disagree**". In the absence of any instruction, the proxy may vote at his/her discretion.

5. In the event that the shareholder appointing a proxy is a company or an institution, the proxy form must bear the company chop of that company or institution.

6. This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company's H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

8. If a proxy attends the H Shareholders Class Meeting, appropriate identification documents must be produced.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

H SHAREHOLDERS CLASS MEETING
ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the "**Company**")

Name	
Number of H Shares Held	
IC/Passport Number	
Shareholder's Number	
Correspondence Address	
Telephone Number	

Signature(s): ______________________________ Date:________________________ 2009

Notes:

1. Please print your full name in English as well as in Chinese (as registered in the register of members).

2. Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3. Please attach a photocopy of the documents certifying your shareholding.

4. As for items "personally/by appointing a proxy" and "IC/Passport number(s)", please delete the items as appropriate.

5. This slip must be completed and signed and be received at the Company's place of business at No.2550 Hongqiao Road, Shanghai, the People's Republic of China by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

   The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).